INVEST IN **TIA LUPITA**

Mexican food that's better for you and the planet





TIA LUPITA

LEAD INVESTOR

Elliot Begoun Founder, Brand Champion of TIG Brands

I like the BFY ethnic space and am confident Tia Lupita has the products and the authenticity to flourish. I also really believe in Hector and Amy! The hot sauce line will serve as a gateway to Conventional Grocery while the tortillas can really drive velocity in the Natural/Specialty channel. I also see a huge upside in Foodservice. I am encouraged by the innovation pipeline and the potential to have the brand cross into more categories within the store.

Invested $2,500 this round & $25,000 previously

tialupitafoods.com San Francisco CA







Retail | Food | Main Street | Minority Owned | Eating and Drinking

Highlights

1. 💸2X YoY revenue growth, D2C sales 3Xing MoM
2. 💰912K in gross revenue in 2020, projected to reach $4M next year (not guaranteed)
3. ✅Sold in 4000+ stores like Whole Foods, Sprouts, Wegmans, HEB, & Fresh Market. Also sold on Amazon and D2C platforms
4. 📣Featured in Today, Fox News, NBC, Yahoo News, Forbes & more
5. 📈Total hot sauce category growing 20% YoY, according to Nielsen
6. 🌍Internationally-inspired food brands have grown more than 2X other brands in the past 2 yrs

6. 🌍Internationally-inspired food brands have grown more than 2X other brands in the past 2 yrs

Our Team



Hector Saldivar Founder

I am an immigrant with 14 years of CPG experience. I started as a field rep and have moved up the ranks at Nestle USA, Diamond Foods, & beyond. I am passionate about food and my background! I am a firm believer that good food has the power to unite.

After growing up in Northern Mexico, Hector was shocked to find the lack of healthy hot sauce options when he moved to San Francisco. He talked to his mom, Tia Lupita, into letting him use his family's recipe and the rest is history.



Amy Kaufman Co-founder

Partner & Search Practice Leader at BVOH, LLC., recruiting firm.



Cam Morris



Vince Giudice Head of Operations & Supply Chain

Meet Tia, your new favorite hot sauce (& more!) 🌮





Hector Saldivar, knows that Food is Love. His mother, known affectionately as Tia Lupita ("Aunt Lupita" in Spanish), filled the family kitchen with the love, laughs and tasty eats that brought everyone together. In Mexico, family recipes are valuable heirlooms carefully handed down from generation to generation. Tia perfected her own family hot sauce recipe to create a delightful balance of heat and flavor, coveted by anyone lucky enough to get a taste.

When Hector moved to San Francisco, California, Tia would ship him bottles of her hot sauce, to make certain he always had a taste of home with him. Hector shared the love, and soon friends would come knocking, looking for the next delivery of Tia's irresistible hot sauce. Too good to keep to himself, Hector

delivery of Tia's irresistible hot sauce. Too good to keep to himself, Hector returned to Mexico and asked for his mother's blessing to bottle the sauce for all to enjoy.

The brand is named Tia Lupita to honor his mom and the legacy of the family recipe. Tia's likeness on the label pays homage to her most-loved trademark: wearing a curler on her head while she cooks to keep her bangs out of her eyes! Complementing the completely craveable hot sauce, you'll find more creative, healthy products have joined the lineup including **Grain Free Cactus Tortilla Chips and Cactus Tortillas.**


TIA LUPITA FOODS
CACTUS
GRAIN FREE
TORTILLA CHIPS
HABANERO
HOT SAUCE
SEA SALT
CHIPOTLE


CURRENT STATE OF HISPANIC FOOD BRANDS:
Tired legacy brands are unhealthy and lack creativity or innovation, contributing to obesity and diabetes in the Hispanic population
GOYA
OLD EL PASO
La Costeña
HERDEZ
Rosarita
DON MIGUEL
The face you make when you can't find a brand with clean simple ingredients
Current Market


TIA LUPITA IS
A BETTER FOR YOU, HEALTHY, MEXICAN-INSPIRED FOOD
Tia Lupita Foods are inspired Mexican recipes from Hector Saldivar's Mom and her family kitchen (and curler too)! All of our flavorful sauces and snacks use healthy, sustainable ingredients. Food truly is love with every taste of Tia Lupita!
CURLER POWER!
Tia Lupita
10 CACTUS CORN MASA TORTILLAS
Food is love!
Our Story





TIA LUPITA

THE $60B HISPANIC FOOD & BEV MARKET
AUTHENTIC & ORIGINAL
ARTIFICIAL & LOW QUALITY
NATURAL & HIGH QUALITY
INAUTHENTIC & UNORIGINAL
Market



GENZ + MILLENIALS = HISPANICS
30% of new generations are Hispanic. We are acculturating and paying attention to what we eat. We favor sustainability and innovation.
Hispanics lead and over-index all other ethnic segments in cultural connection elements such as family, history, food, language, recipes and music.
59% of Hispanics said that they actively seek out brands that acknowledge their culture's unique traditions
New Generations



Talking about Tia Lupita Hot Sauce
My Friends
Me











BE AUTHENTIC!
International vs Non-International Grocery Sales[1]
2018 2019 2020
$143 $160 $183
$266 $268 $294
International
Non-International
Two-Year CAGR
13.3%
5.1%
32%
The percent of consumers that want authentic, ethnic food and are willing to pay more for it[2]
12%
The expected CAGR of the global ethnic foods market from 2021 to 2026[3]
When the hot sauce drips on the side of the bottle.
• Authentic, globally-inspired brands are experiencing significant growth that is expected to continue as consumers pursue global cuisines
• Internationally inspired brands have grown more than 2x faster than non-international brands in the last two years
SOURCE: WHIPSTITCH CAPITAL HEALTHY LIVING CONSUMER PRODUCTS INDUSTRY REPORT 04/2021

HOT SAUCE
AUTHENTIC FAMILY RECIPE
TIA LUPITA FOODS
HOT SAUCE
SALSA VERDE
HABANERO
CHIPOTLE
Product

Tia Lupita is Driving Category Growth
SKU Expansion will Meet Demand and add Incremental Dollars to the Set
• Total Hot Sauce category growing at +20 % YoY
• Premium and super premium brands are driving the category growth, earning more space in the set to meet demand. Super Premium growing 3 x vs. mainstream.
• More shelf space for super premium brands will meet consumer demand and drive category incrementality
• Tia Lupita growing +14 9 % and is a top performing brand in Super Premium category
YoY Dollar Growth
nielsen
Category

POR QUE CACTUS?
WHY NOPALES?
This superfood has the potential to not only improve your health but improve the world!
• 66% of global consumers are willing to pay more for sustainable goods
• 73% of millennial consumers are willing to pay more for sustainable goods
CACTUS CORN MASA TORTILLAS
TIA LUPITA FOODS
CACTUS
Ingredients



GRAIN FREE CACTUS TORTILLA CHIPS

Product



SUSTAINABLE CACTUS TORTILLAS

Product

DTC and E-COMMERCE



TIA LUPITA RETAIL DISTRIBUTION



Retail

PROJECTED GROWTH
$US DOLLARS IN MILLIONS



$33M
$16M
$8M
$3M
$1M

2020 2021 2022 2023 2024

CURLER POWER!

TIA LUPITA IS

experiencing strong growth

Tia Lupita revenues have doubled YOY and **DTC is growing 3x month over month.**

Growth

Forward-looking projections cannot be guaranteed.

THE ASK:



THE ASK:
$1.5M

Terms: Convertible Note

Objectives: Hire a national Head of Sales , back office infrastructure, Product Development, Branding & Market Strategy, Distribution Increase

33% Mkt & Branding

50% Working Capital

17% Key Hires

Only $750k of the $1.5M is being offered is this Wefunder round.

THE TIA LUPITA TEAM

    

HECTOR SALDIVAR
FOUNDER & CEO

VINCE GUIDICE
HEAD OF OPERATIONS, SUPPLY CHAIN AND LOGISTICS

CAM MORRIS
HEAD OF CUSTOMER SUCCESS, E-COMMERCE AND ALT CHANNELS

AMY KAUFMAN
HEAD OF FINANCE AND HR

ALICE HOLTHIUS
BAY AREA FIELD REP

TIA LUPITA IS ONE OF THE
FASTEST GROWING PREMIUM HOT SAUCES
AND A TOP BRAND IN THE SPECIALTY/NATURAL CHANNEL
(SOURCE: SPINS DATA)

"**LOVE YOUR HOT SAUCE!**
WE ARE USING THE HOT SAUCE ON EVERYTHING! AMAZING!"

"**THIS HOT SAUCE IS LIKE CRACK,** BUT IN A GOOD WAY!"

MUCHAS GRACIAS!

Tia Lupita

TIA LUPITA IS THE
FIRST BRAND IN THE UNITED STATES
TO INTRODUCE CACTUS AS AN ALTERNATIVE, FUNCTIONAL SUSTAINABLE INGREDIENT IN OUR TORTILLAS AND GRAIN-FREE TORTILLA CHIPS.

"**BEST CHIPS EVER!!**
THESE ARE A GREAT LOW CARB ALTERNATIVE AND THEY TASTE DELICIOUS. I'VE ALWAYS FOUND A LOW CARB DIET DIFFICULT BECAUSE I MISSED MY CHIPS AND QUESO. TIA LUPITA HAS THE BEST CUSTOMER SERVICE EVER, TOO."

OUR TORTILLAS ARE ON-TREND:
GRAIN FREE, GLUTEN FREE, LOW CARB, HIGH NUTRITION